Filed by Horizon Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Horizon Bancorp
Commission File No. 000-10792

This filing relates to the proposed merger transaction between Horizon Bancorp (“Horizon”) and Peoples Bancorp (“Peoples”) pursuant to the terms of an Agreement and Plan of Merger dated as of February 18, 2015 (the “Merger Agreement”) between Horizon and Peoples. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Horizon on February 19, 2015.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving Horizon’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Horizon’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Horizon’s and Peoples’ shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating Horizon’s and Peoples’ businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information for Shareholders

In connection with the proposed merger, Horizon has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Peoples and Horizon as well as a Prospectus of Horizon, and other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus and other relevant materials, and any other documents Horizon has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents Horizon has filed with the SEC by contacting Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272, or on Horizon’s website at www.horizonbank.com, under the tab “About Us” and then under the heading “Investor Relations” and then “SEC Filings”. The information available through Horizon’s website is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon makes with the SEC. This report does not constitute an offer of any securities for sale.

Participants in the Transaction

Horizon, Peoples and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s and Peoples’ shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of Horizon is set forth in the proxy statement for Horizon’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Free copies of this document may be obtained as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger.

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 A NASDAQ Traded Company - Symbol HBNC

  This presentation may contain forward-looking statements regarding the financial performance, business, and future operations of Horizon Bancorp and its affiliates (collectively, “Horizon”). For these statements, Horizon claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future results or performance. As a result, undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions, and although management believes that the expectations reflected in such forward-looking statements are accurate and reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause our actual results to differ materially include those set forth in Horizon’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K. Statements in this presentation should be considered in conjunction with such risk factors and the other information publicly available about Horizon, including the information in the filings we make with the Securities and Exchange Commission. Horizon does not undertake, and specifically disclaims any obligation, to publicly release any updates to any forward-looking statement to reflect events or circumstances occurring or arising after the date on which the forward-looking statement is made, or to reflect the occurrence of unanticipated events, except to the extent required by law.   Forward-Looking Statements

 Who We Are  *

 *  Horizon at a Glance  32 Locations Across Indiana and MichiganHeadquartered in Michigan City, IndianaRecord Earnings 14 out of Last 15 YearsMarket Capitalization of $224 Million$2.2 Billion in Total Assets$985 Million in AUMOwnership9% Insiders12% Employee Benefit Plans39% Institutional  * Market data as of May 20, 2015; financial data as of March 31, 2015

 Northwest Indiana/Southwest Michigan… The Right Side of Chicago

 Retail BankingBusiness BankingMortgage BankingWealth Management  Complementary Revenue Streams that are Counter-Cyclical to Varying Economic Cycles  *  Four Key Revenue Streams

 Horizon’s Story  Steady GrowthSuperior ReturnsFinancial StrengthConsistent Performance  *

 1Q15 Highlights  *

 1Q15 Highlights  *  Total Loan Growth - LQA 29%, YOY 33% Commercial Loan Growth - LQA 13%, YOY 32%Core Net Interest Margin Held Steady at 3.47% (1)Strong Mortgage Revenue Generated Redeployable CapitalOpened Full-Service Carmel, Indiana Branch on February 23, 2015Announced Peoples Bancorp, Inc. Acquisition on February 19, 2015  (1) Core net interest margin excludes interest income from acquisition related purchase accounting adjustments

 *  Net Income and Diluted Earnings per Share  2015 Off to a Strong Start  Change  LQ  YOY  Net Inc.  8.3%  56.8%  Dil. EPS  7.8%  44.7%

 Continued Loan Growth in 1Q15  *  (In Millions)Loan Type  3/31/14  12/31/14  3/31/15  LQA Δ  YOY Δ  Commercial  $528  $674  $695  13%  32%  Residential Mtg.  $189  $254  $260  10%  38%  Consumer  $280  $320  $326  8%  16%  Mtg. Warehouse  $102  $129  $178  154%  75%  Total Loans  $1,100  $1,362  $1,461   29%  33%

 Peoples Bancorp Acquisition  *

 *  Peoples Bancorp Franchise Overview  Established in 1925 in Auburn, IN16 F.S. Locations (IN-12 & MI-4)$3.4 Million LTM Net Income$477 Million in Total Assets$230 Million in Total Loans $358 Million in Deposits$230 Million in AUM0.27% NPAs/Assets  Data Source: Peoples company financials at or for the twelve months ended March 31, 2015Map Source: SNL Financial

 *  Merger Highlights  Strategic  Financial  Operational  Aligned with Horizon’s plan to expand in the states of Indiana and MichiganNatural expansion into contiguous Northeast Indiana Bolsters existing presence in Southwest MichiganContinued revenue diversificationStrong core deposit base  EPS accretion of 4.5% in 2016, first full year pro formaInitial TBV dilution of $0.65 with five year earn backInternal rate of return over 20%  Operating leverage through cost savings estimated at 37%Revenue synergies through increased product offeringMinimal credit concerns

 *  Pro Forma Franchise  48 Full Service Locations$2.6 Billion in Assets$1.7 Billion in Loans$1.8 Billion in Deposits$1.2 Billion in AUMMarket Cap. ~ $268 Million  Horizon and Peoples company financials and pro forma analysis, excluding merger adjustments. Horizon announced intention to close Peoples’ Middlebury, IN branch. Market cap based on HBNC’s 15-day average stock price on May 20, 2015.Map Source: SNL Financial

 *  Based on Horizon’s closing price of $23.02 as of February 18, 2015  Merger Summary  Horizon Bancorp Acquiring Peoples Bancorp  Horizon Bancorp Acquiring Peoples Bancorp  Deal Price per Share (1)  $31.62  Consideration Structure  0.95 HBNC shares for each outstanding PBNI share; $9.75 in cash for each outstanding PBNI share  Aggregate Deal Value (1)  $73.1 million  Consideration Mix (1)  69% stock, 31% cash  Termination Fee  $3.5 million  Required Approvals  Customary regulatory; Horizon and Peoples shareholder approval  Anticipated Closing  Early third quarter of 2015  Social Issues  Maurice Winkler, III, Peoples CEO, to serve on Horizon Bancorp and Horizon Bank’s board of directorsRetention of Jeffrey Gatton, Peoples COO, to lead regional branch operations, training and sales efforts

 *  Source: SNL Financial; financial data as of December 31, 2014 and market data as of February 18, 2015Nationwide bank and thrift transactions announced after 12/31/2012 with target’s assets between $200 million and $1 billion, tangible common equity to tangible assets between 10.0% and 15%, LTM return on average assets between 0.25% and 1.00% and NPAs/assets less than 1.50%, excluding transactions where pricing information is unavailable  Transaction Pricing  Metric  HBNC/PBNI  ComparableTransactions (1)  Price/Tangible Book Value  124%  138%  Price/LTM Earnings  21x  21x  Core Deposit Premium  4.4%  6.9%  Market Premium  22%  33%

 *  Transaction Assumptions  Category  Assumption  Cost saves  37%  1x after-tax charges  $4.9 million  Loan mark  $3.5 million or 1.5% of total loans  Core deposit intangibles  $2.3 million or 1.0% of core deposits  Branches  Up to two branch closings in the first twelve months. One branch closing has been identified.

 Horizon’s Growth Story  *

 Horizon: A Company on the Move  OrganicExpans.(7)  St. JosephSouth BendElkhart  Lake County  Kalamazoo  Indianapolis  Carmel  M&A(7)  Anchor Mortgage  Alliance Bank  American Trust  Heartland   1st MortgageSummitPeoples  *  Assets ($ Mil.)  $721        $2,631  Loans($ Mil.)  $548        $1,691  Deposits($ Mil.)  $489        $1,823  Branches  7        48  11% CAGR  10% CAGR  11% CAGR  Note: Current financials reflect Peoples, excluding merger adjustments

 Growth Opportunities in All Directions  *  Kalamazoo, Lansing & St. JosephPopulation: 883,000Deposits: $10 billion   South Bend, Elkhart & Fort WaynePopulation: 835,000Deposits: $12 billion  Indianapolis & Johnson CountyPopulation: 1.4 millionDeposits: $32 billion  Lake & Porter CountiesPopulation: 657,000Deposits: $11 billion  LEGACYLa Porte CountyPopulation: 111,000Deposits: $1.6 billion  N  E  S  W  Note: Data by primary counties for each market

 2000 – 1Q15 CAGR: 13%  In Millions  Net Income History  *  Solid Historical Earnings

 *  Investing in Commercial LendersCreates Growth  Commercial Loan Balances

 *  Balanced Risk In Commercial Portfolio  Commercial Loan Composition as of March 31, 2015

 Kalamazoo and Indianapolis Loan Balances  *  Growth Markets Thriving  2014 Growth: 43%

 March 31, 2015  December 31, 2008  In Millions  2008  1Q15  CAGR  Commercial  $311  $695  13.8%  Real Estate  $291  $439  6.8%  Consumer  $280  $326  2.5%  Total  $882  $1,461  8.4%  *  Shift to Commercial

 December 31, 2008  March 31, 2015  Strong Low Cost Deposit Growth  *  In Millions  2008  1Q15  CAGR  NIB  $84  $285  21.7%  IB Trans.  $429  $905  12.7%  CDs  $329  $274  -2.8%  Total  $842  $1,465  9.3%

 *  NPLs/ Loans  Disciplined Credit Culture

 *  Why Invest In Horizon

 Shareholder Value Plan - Since 2001  Steady Growth in Net Book Value & EPS DividendsUninterrupted Dividends for more than 25 YearsDividend Increases Aligned with Earnings GrowthImproving LiquidityStock Splits in 2001, 2003, 2011 and 2012Common Stock Issued in Heartland and Summit AcquisitionsRussell 2000 Index Since 2012Added to Nasdaq Community Bank Index in 2014  *

 Highly Regarded For Financial Performance  Top 200 Community Banks for Financial Performance Six Consecutive Years, 2008 - 2013US Banker & ABA MagazinesTop 10% of Community BanksAnnual Community Bankers Cup, 2012 & 2013Raymond JamesKBW Bank Honor Roll2011 & 2012   *

 Highly Regarded In Our Communities  *  Community Relations Award Urban League of Northwest Indiana, Inc.Nine out of Ten Customers Would Refer a FriendIndependent SurveyBest Bank - Twelve out of Last Thirteen YearsThe News Dispatch Readers PollBest Bank for Obtaining a Business LoanNorthwest Indiana Business Quarterly Family Friendly Work PoliciesIU Health / Clarian Award

 Horizon Outperforms the MarketFor Total Shareholder Return  As of May 20, 2015; 2015 estimated EPS of $2.24 is the mean estimate from 3rd party research analystsSNL U.S. Bank: Includes all Major Exchange Banks in SNL's coverage universe.  *  Horizon Bancorp: 5-Year Total Return Comparison  P/2015 Est. EPS  10.9x  P/TBV  145%  Div. Yield  2.3%

 Thank Youfor Your Investment inHorizon Bancorp

 A NASDAQ Traded Company - Symbol HBNC

 Appendix

 *  Non-GAAP Reconciliations